Mail Stop 4561

November 1, 2007

By U.S. Mail and facsimile to (863) 297-8152

Mr. James J. Antal
SVP & Chief Financial Officer
CenterState Banks of Florida, Inc.
1101 First Street South, Suite 202
Winter Haven, Florida 33880

      RE: CenterState Banks of Florida, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Form 10-Q for the Period Ended June 30, 2007
             File No. 0-32017

Dear Mr. Antal:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended June 30, 2007

Notes to Condensed Consolidated Financial Statements

Note 4: Acquisition of Valrico Bancorp, Inc., page 7

1.   We note that you did not provide the pro forma disclosures required by paragraph 54 of SFAS 141 with respect to your acquisition of Valrico Bancorp, Inc. Please

explain to us why such disclosures were omitted and revise future filings as
necessary.

2.   We note that you filed an Item 2.01 Form 8-K on April 3, 2007 to announce the
acquisition of Valrico Bancorp, Inc. Please tell us how you considered the
requirements of Item 9.01 of Form 8-K in determining the need to provide audited
financial statements and pro forma financial information pursuant to Rules 3-05
and 11-01 of Regulation S-X.

*   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief